UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  1-32557

Fronteer Gold Inc.
(Exact name of registrant as specified in its charter) Suite 1650-1055 West Hastings Street Vancouver, British Columbia Canada V6E 2E9 (604) 632-4677
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares (no par value)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(l)	[X]
Rule 12h-3(b)(2)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:   One

Pursuant to the requirements of the Securities Exchange Act of 1934, Fronteer Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 25, 2011

                                                                                FRONTEER GOLD INC.

                                                                                                                By:    /s/ Jeffrey K. Reeser

                                                                                       Name:       Jeffrey K. Reeser
                                                                                                            Title:          Vice President and Secretary